UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Soluna Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)


583543103
(CUSIP Number)

Robert B. Goldberg, Esq.
5555 Glenridge Connector, Suite 675
Atlanta, Georgia 30342
(404)233-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of
Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [      ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	SCHEDULE 13D

	CUSIP NO. 583543103
Cover Page

1

NAMES OF REPORTING PERSONS

Wayne W. Boos

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)
(a) [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

PF

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e).  [   ]


6

CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:

7

SOLE VOTING POWER

2,910,000


8

SHARED VOTING POWER




9

SOLE DISPOSITIVE POWER

2,910,000


10

SHARED DISPOSITIVE POWER




11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,910,000

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)
[   ]


13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.15253%1

14

TYPE OF REPORTING PERSON (See Instructions)

      IN



SCHEDULE 13D

      This Amendment No. 1 relates to the Schedule 13D filed with the Securities and Exchange Commission on August 1, 2023 relating to the Common Stock, par value $0.001 per share (the "Common Stock"), of
Soluna Holdings, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 325 Washington Avenue Extension, Albany,
New York, 12205.

Item 5 of the Schedule is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended and supplemented by the following:

      (a)	 As of August 31, 2023, Wayne W. Boos
beneficially owns a total of 2,910,000 shares of the Company's Common Stock which represent approximately 8.15253% of the outstanding shares of Common Stock, based on 35,694,430 shares of Common Stock outstanding as of August 9, 2023, as indicated by the Company. The percentage of Mr. Boos' ownership of Common Stock in the Company has varied since the initial filing of this Schedule 13D as Mr. Boos has purchased additional shares of the Company's Common Stock.

      (b)	Nature of Ownership.  Wayne W. Boos has
the sole power to vote and direct the disposition of all of the 2,910,000 shares reported as beneficially owned by him.

       (c)	Recent Transactions.  In the past 60 days,
Wayne W. Boos acquired 2,010,000 shares of the Company's
Common Stock for an average price per share of $0.2518 through his broker, Merrill Lynch.

      (d)	No other person has the right to receive
or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

      (e)	Not applicable.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 1, 2023
/s/ Wayne W. Boos
Wayne W. Boos
1 Based on the 35,694,430 shares of common stock
outstanding as of August 9, 2023.
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